Direct Number: (216) 586-7254
cjhewitt@jonesday.com

December 17, 2010

VIA EXPRESS MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Re:	Zoran Corporation
Preliminary Consent Revocation Statement on Schedule 14A
Filed December 13, 2010
File No. 000-27246

Dear Ladies and Gentlemen:

On behalf of Zoran Corporation, a Delaware corporation (“Zoran”), this letter and the enclosed amendment respond to the Staff’s comments to Zoran, with respect to the preliminary proxy statement on Schedule 14A that were contained in your letter dated December 15, 2010.

For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the amended filing of the preliminary proxy statement.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples of statements in the proxy statement that must be supported:

•	the Board’s belief that “. . . a wholesale replacement of the Company’s directors would bring unnecessary disruption to the management and operation of the Company” (cover letter);

Securities and Exchange Commission

December 17, 2010

•

the Board’s belief that the company is “. . . well positioned to recognize and act upon the Company’s strategic opportunities and to maximize the value to be extracted through the Company’s business plan” (cover letter);

•	the Board “. . . does not believe that issues such as Board representation and composition should be addressed through written consent[s] . . ..” (cover letter);

•	that the Ramius Group has “short term interests” (cover letter) and Ramius Group is focused on “short term catalysts” (last full paragraph, page 5);

•	that the Ramius Group is action “opportunistically” (page 4);

•	that “. . . now . . . is a critical period in both the Company’s turnaround and in our customer engagements for our new product releases” (page 4);

•	that “abandoning our DTV interests as this time, immediately prior to realizing returns, is not in the best interests of the Company and its stockholders” (page 4);

•	that you have obtained design wins with tier-one customers in the DTV business (fifth paragraph, page 5);

•	that your Digital Camera and Printer Imaging businesses are market leaders (sixth paragraph, page 5);

•	that you expect multiple design wins for your products with additional tier-one TV manufacturers (pages 5-6); and

•	that you have top-tier design wins in the STB business (page 6).

Zoran has revised the preliminary consent revocation statement in response to the Staff’s comments as follows:

•	Zoran has deleted the statements identified in the first four and the ninth bullet points.

•	The basis for the belief stated in the fifth bullet point was set forth in the subsequent paragraph. Zoran has moved this statement down into that paragraph.

Securities and Exchange Commission

December 17, 2010

•

With respect to the statements identified in bullet points 6, 7, 8, 10, and 11, Zoran supplementally advises the Staff that the vast majority of the design wins that ultimately lead to revenues within a six- to eighteen-month timeframe are awarded in the period between the fourth and first quarters of the calendar year. Zoran is actively working with a number of customers, such as Samsung and other well known brand name customers, to obtain design wins with its new products that will turn into 2011 and 2012 revenues. In addition, Zoran has customers that have already started shipping recent design wins, such as Samsung for its FRC TV ICs and Cisco with a STB ICs for the Mexico and South American markets. We are also working with a major Chinese television manufacturer on a new TV chip for the China market and with Samsung on additional platforms, such as a STB IC for the India market. For strategic reasons, Zoran believes publicly disclosing this level of detail at this time would not be in the best interests of its stockholders or its business. However, Zoran has revised these statements in response to the Staff’s comments to provide an appropriate level of support for such statements.

The Ramius Group’s Assumptions Regarding Our Business Condition, page 6

2.	Please quantify the overstatement of operating expenses attributable to your DTV business you believe the Ramius Group has made, as stated on page 6.

Zoran has revised the preliminary consent revocation statement on page 6 in response to the Staff’s comments.

Solicitation of Revocation, page 9

3.	You indicate that proxies may be solicited by mail, in person or by telephone or other forms of telecommunication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please supplementally confirm your understanding. Also, please describe the “other forms of telecommunication” you referenced in your disclosure.

Zoran supplementally advises the Staff that it understands that all written soliciting material, including any scripts to be used in soliciting consent revocation cards by personal interview, or telephone must be filed under the cover of Schedule 14A. Zoran has revised the preliminary consent revocation statement on page 9 in response to the last sentence of the Staff’s comments.

Securities and Exchange Commission

December 17, 2010

General Statement

At your request, Zoran further acknowledges that:

•	Zoran is responsible for the adequacy and accuracy of the disclosure in the Preliminary Consent Revocation Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Consent Revocation Statement; and

•	Zoran may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254.

Very truly yours,

/s/ Christopher J. Hewitt Christopher J. Hewitt